                                  Key Mezzanine
                         Key Mezzanine Capital Fund, LLC
                  Key Mezzanine Capital Management Company, LLC

                                  CONFIDENTIAL
                                  ------------

                                 January 3, 2000

NCP-SBG Recapitalization Corp.
c/o North Castle Partners, L.L.C.
275 Battery Street, Suite 2160
San Francisco, CA 94111

Ladies & Gentlemen:

         North Castle Partners, L.L.C. ("NCP") has advised Key Mezzanine Capital Fund, L.L.P. ("KMC") that NCP-SBG Recapitalization Corp., an entity formed by NCP ("NCP-SBG"), intends to merge with and into Saratoga Beverage Group, Inc. (the "Company") and thereupon desires to obtain $10.0 million in senior subordinated note financing to be made available, together with approximately $32.0 million in equity and $22.0 million in senior debt, in a contemplated recapitalization transaction in which (a) affiliates of North Castle Partners, L.L.C. ("NCP") and certain other investors (including rollover investors) will acquire the outstanding equity of the Company for approximately $59.0 million and (b) to pay an amount presently expected to be approximately $5.0 million in fees and costs associated with the foregoing.

         Based on our discussions and on the financial statements, projections and other information furnished to us, KMC agrees to commit $10,000,000 in senior subordinated notes with warrants attached on the principal terms ("Summary of Terms and Conditions") summarized in Exhibit A attached to this letter. Moreover, the Summary of Terms and Conditions does not purport to include all of the conditions, covenants, representations, warranties, defaults, definitions and other terms which would be contained in the definitive documents for the transaction, all of which must be satisfactory in form and substance to us and our counsel and to you and your counsel prior to proceeding with the proposed financing. We understand that current leverage is in excess of six times on an unadjourned basis. Furthermore, the covenants for the KMC subordinated debt will be set in accordance with the senior debt covenants.

         The proposed financing is conditioned upon no material adverse change occurring in the business, assets, financial condition, or income of the Company or any of its subsidiaries since the date of the latest audited financial statements provided to us and no material adverse change occurring in the Company's ability to operate in accordance with the financial projections furnished to us or to comply with the proposed financial covenants. Our willingness to enter into the proposed financing is also conditioned on the existence of no material misstatements in or omissions from the materials, taken as a whole, which have previously been or will be furnished to us for our review, and on our confirmation that NCP has performed appropriate due diligence.

If in the course of documenting the transaction and our continued analysis of financial and other information relating to the Company, we discover that any of the foregoing conditions will in our judgment not be met, we reserve the right to terminate any obligation which we might have with respect to the proposed financing. In addition, the proposed financing is subject to the condition that no material adverse change in governmental regulation or policy affecting us or you occurs prior to the closing and no litigation or other action is pending or threatened seeking an injunction, material damages or relief relating to the proposed financing.

         Whether or not the transactions contemplated hereby are consummated, NCP-SBG agrees by its acceptance hereof:

              (a) to pay all reasonable out-of-pocket costs and expenses heretofore or hereafter incurred by KMC (including its reasonable fees and disbursements of its counsel), whether or not any financing by KMC is consummated, in connection with the following: this letter, all due diligence by KMC and its representatives concerning the letter, all financing documentation, and the closing of the proposed financing; provided that if NCP-SBG does not consummate the contemplated transaction with the Company, then KMC shall assume expenses incurred by KMC in pursuing the proposed financing;

              (b) to indemnify KMC, its affiliates, and their respective directors, officers and employees and to defend and hold KMC, its affiliates and such other persons harmless from and against all losses, claims, damages, liabilities and expenses (including reasonable expenses of litigation or preparation therefor) which KMC or any such affiliates or such other persons in connection with or arising out of the matters referred to herein, except for damages resulting from the gross negligence or willful misconduct of the indemnitees; and

              (c) should the proposed transaction be consummated by NCP or any of its affiliates (including NCP-SBG) with the Company before December 31, 2000, without utilizing KMC to provide the proposed senior subordinated note financing other than as a result of a material default by KMC in the performance of its obligations hereunder, to pay KMC $150,000 as liquidated damages for the time, effort and opportunity cost of providing a commitment to NCP-SBG.

         If for whatever reason we have been unable to agree to definitive credit terms and conditions and enter into a definitive agreement prior to May 31, 2000 or if the transaction contemplated hereby has not closed by that date, then, except for your obligations described in the immediately preceding paragraph, neither of us shall have any further obligation with respect to the proposed financing.

         This letter and the accompanying term sheet supercedes in their entirety our prior letters and term sheets on this subject to you and North Castle Partners, L.L.C., and constitutes the entire understanding of the parties with respect to the subject matter hereof and supercedes all prior and current understandings and agreements, whether written or oral, and any modifications or amendments to this letter must be agreed in writing by all the parties hereto. This letter may be executed in any number of counterparts, which together shall constitute one instrument, and shall be governed by and construed in accordance with the laws (other than the conflict of laws rules) of the State of New York.

         This letter is delivered to you on the understanding that neither this letter nor any of its terms or substance shall be disclosed, directly or indirectly, to any other person except to NCP, the Company and their and your respective officers, directors, employees, agents and advisors who are directly involved in the consideration of this matter or as may be compelled to be disclosed in a judicial proceeding or as otherwise required by law. We confirm that, upon written notice to us by NCP-SBG, the rights under this Agreement may be assigned to the Company in for the purpose of effectuating the merger and recapitalization transaction with NCP-SBG.

         If you are in agreement with the foregoing, please sign and return to us the enclosed copy of this letter by January 14, 2000. This offer shall terminate and this letter shall be of no further effect at such time unless prior thereto we shall have received a signed copy of this letter such date. Upon your timely acceptance, we acknowledge that a copy of this commitment letter may be filed as an exhibit to the Schedule 13E-3 and the material terms and conditions of this commitment letter may be described in the Proxy Statement with respect to the above-described transaction.

         We look forward to working with you on this transaction.

                                            Very truly yours,

                                            Key Mezzanine Capital Fund, L.L.P.

                                            By:
                                               ---------------------------------
                                            Title:
                                                  ------------------------------

Accepted and agreed to:

NCP-SBG Recapitalization Corp.

By: /s/ Peter Shabecoff
   -------------------------------
Title: Vice President
      ----------------------------
Dated: January 5, 2000
      ----------------------------

                                  KEY MEZZANINE
                       KEY MEZZANINE CAPITAL FUND I, L.P.

                 KEY MEZZANINE CAPITAL MANAGEMENT COMPANY L.L.C.

                                    EXHIBIT A
                                    ---------

                          SARATOGA BEVERAGE GROUP, INC.

                            SENIOR SUBORDINATED NOTES

                                 JANUARY 3, 2000

                         INDICATIVE TERMS AND CONDITIONS

ISSUER: Saratoga Beverage Group, Inc. ("Saratoga", the "Borrower" or the "Company").

AMOUNT AND TYPE
OF INVESTMENT            $10 million of Senior Subordinated Notes with Warrants
                         (the "Sub Debt"), depending upon the level of senior debt at closing date (e.g., a $10 million Sub Debt investment assumes a total of $22 million in senior debt).

INVESTOR(S):             Key Mezzanine Capital Fund I, L.P. ("KMC").

RATE: 12% per annum computed on actual days elapsed in a 360 day year, payable quarterly in arrears.

FACILITY FEE:            1.5% of investment amount. The fee shall be credited by
                         KMC against any fee payable to KMC in any subsequent subordinated debt transaction which refinances the Sub
                         Debt.

FINAL MATURITY:          Seven years from closing date.

AMORTIZATION:            All principal is due at maturity.

WARRANTS:                The holders of the Sub Debt will receive detachable
                         equity Warrants representing a 0.5% economic interest on a fully diluted basis in Saratoga for each $1mm of Sub Debt invested, exercisable at a nominal price
                         (i.e., for an $8mm investment, Warrants will total
                         40%). Holders of the Warrants will be entitled to two
                         Board Observation Rights.

USE OF PROCEEDS:         The proceeds from the Sub Debt, together with
                         approximately $22.0 million of senior debt and $32 million of equity, will be used in a recapitalization transaction as a result of which the Saratoga equity shall be beneficially held by NCP and its affiliates, with certain minority interests being held by certain other investors (including rollover investors) for an amount now expected to be $59.08 million and to pay reasonable fees and expenses (now estimated at $5.0 million) associated therewith.

RANKING: The principal and premium, if applicable, and interest on the Sub Debt will be subordinated and junior in right of payment to all Senior Debt (to be defined in a manner satisfactory to KMC). The terms of the subordination shall be satisfactory to KMC and to the provider(s) of Senior Debt.

OPTIONAL PREPAYMENTS:    The Sub Debt may be prepaid in whole or in part (in
                         multiples of $1,000,000) upon 30 days written notice and with payment of all accrued interest on the amount prepaid to the date of prepayment. A fee will also be charged equal to 5% of the amount prepaid if such prepayment occurs prior to the first anniversary, 4% of the amount prepaid if such prepayment occurs prior to the second anniversary, and 3% of the amount prepaid if such prepayment occurs prior to the third anniversary.
                         This fee would be waived if the cumulative income to KMC has exceeded 2X its original investment.

MANDATORY PREPAYMENTS:   At any time, upon a Change of Control or sale of 35% or
                         more of the Company's consolidated assets, the Loan shall be prepaid in full with accrued interest thereon plus, during the first three years, a premium equal to 5% of the amount prepaid if such prepayment occurs prior to the first anniversary, 4% of the amount prepaid if such prepayment occurs prior to the second anniversary, 3% of the amount prepaid if such prepayment occurs prior to the third anniversary. The premium would be waived if the cumulative return to KMC has exceeded 2X the amount originally invested.

EXPENSES:                NCP-SBG agrees to pay all reasonable out-of-pocket
                         costs and expenses heretofore or hereafter incurred by KMC (including the reasonable fees and disbursements of its counsel), whether or not any financing by KMC is consummated, in connection with the following: this letter, all due diligence by KMC and its representatives concerning the letter, all financing documentation, and the closing of the proposed financing; provided that if NCP-

                         SBG (or another NCP affiliate) does not consummate a transaction with Saratoga, then KMC shall assume expenses incurred by KMC in pursuing the transaction.

BREAK-UP FEES:           Should NCP-SBG execute and accept this indicative term
                         sheet and complete, on or before December 31, 2000, the transaction with the Company as outlined in "Use of Proceeds" without utilizing the KMC Sub Debt, KMC shall be entitled to receive $150,000 as liquidated damages for the time, effort and opportunity cost of providing a commitment to NCP-SBG.

AGREEMENT MODIFICATION:  Modifications and changes to the Agreement may be made with the consent of the holders of a majority in principal amount of the Sub Debt then outstanding, except that without consent of each Sub Debt holder affected thereby, no modification or change may (i) extend the maturity or time of or right to receive payment of interest or principal of any Sub Debt, (ii) reduce the rate of interest or the principal amount, the redemption provisions on the Sub Debt, (iii) change the subordination provisions in a manner which would adversely affect the holders of the Sub Debt, (iv) impair or affect the right to institute suit for enforcement of any such payment or (v) reduce the percentage of holders necessary to modify or change the agreement. The Company understands that there may be two investing entities, KMC and Regis Capital Partners, L.P.

PRINCIPAL COVENANTS:     Affirmative and negative covenants typical for senior
                         subordinated debt, including, but not limited to, the following (with such customary exceptions and basket amounts as the parties may agree):

REPORTING REQUIREMENTS:  Saratoga shall remit audited annual financial statements to each registered Sub Debt holder no later than 90 days after the close of the fiscal year. Borrower shall remit monthly an internal financial and management report no later than 30 days after the end of each month.

DEBT SERVICE
COVERAGE RATIO:          Shall be greater than a minimum level, which is to
                         increase over time. Minimum levels to be negotiated.
                         The Debt Service Coverage Ratio is defined as the ratio of (I) pro forma EBITDA for the four previous quarters minus capital expenditures and cash taxes for the four previous quarters to (ii) the sum of (x) cash interest expense for the four previous quarters plus (y) regularly scheduled principal payments for the four previous quarters.

OFFICERS' COMPENSATION
AND MANAGEMENT/DIRECTORS'
FEES: Parameters regarding directors' and/or management fees to NCP or its affiliates to be agreed prior to closing.

CHANGE OF CONTROL:       To be negotiated. It is expected that NCP will be
                         required to retain its holdings until the Sub Debt is paid in full. It is also expected that in a strategic sale the warrant holder will have the opportunity to participate, on a pro rata basis, in any sale of shares. A basket will be provided to allow the Company to repurchase management shares/options in the event of death, retirement or termination.

CAPITAL EXPENDITURES:    To be negotiated. The intention here is not to inhibit
                         expenditures required to support the approved business plan. A procedure will be established whereby requests for expenditures in excess of the levels stated in the covenant may be submitted to KMC for review.

INCURRENCE OF DEBT:      Total Senior Debt not to exceed Senior Bank Debt
                         committed at closing plus a basked to be negotiated. No additional pari passu debt will be allowed without KMC's approval.

RESTRICTED PAYMENTS:     The Company may not make or declare cash dividends or
                         other distributions (other than stock buy-backs from departing employees under approved employee stock purchase plans). Dividends from any Subsidiary to the Company will be permitted.

SALE OF ASSETS OR
SUBSIDIARY STOCK:        Except in the ordinary course of business or unless
                         otherwise approved in advance by KMC, Saratoga shall not be permitted to sell assets equal to more than 10% of its collective total assets on a rolling 12-month basis, or 20% in the aggregate. The proceeds from assets sales are to be representative of Fair market
                         Value. The use of proceeds will be negotiated, but shall in any case be in accordance with the requirements of the Senior Credit Agreement.

MERGER OR CONSOLIDATION: The borrower will not merge or consolidate with any entity or permit any entity to merge into it without prior consent of KMC. However, KMC to permit the Company a $5 million basket for acquisitions, assuming the combined company meets certain financial parameters, which will be mutually agreed upon. Borrower has advised KMC of Borrower's general business strategy to make a series of same industry acquisitions and that Borrower may need to seek a waiver of the foregoing limitations with respect to one or more of such acquisitions, and KMC has advised borrower that KMC is generally supportive of this strategy, but will need to consider each specific acquisition on its individual merits.

TRANSACTIONS WITH
AFFILIATES:              Neither the Company nor any Subsidiary nor any
                         Affiliate will enter into or modify any outstanding transactions or contracts with affiliates on terms which are materially less favorable to the Company or such Subsidiary than those of transactions with unrelated parties obtained in arm's length dealings, subject to customary exceptions. No loans, advances, guarantees, indemnities, etc., shall be given by Company or Subsidiaries.

EVENTS OF DEFAULT:       Standard for this type of debt, including but not
                         limited to the following:

                         (i) Failure to pay interest when due if such failure continues for a period of five consecutive days whether or not such payment shall be prohibited by the subordination provision of the Senior Debt;

                         (ii) failure to pay principal or premium, if any, when due whether or not such payment shall be prohibited by the subordination provision of the Senior Debt;

                         (iii) breach of any covenant with customary cure periods;

                         (iv)    default in any representation or warranty;

                         (v) any Final Judgment in excess of an aggregate of $250,000 which is not covered by insurance, against the Company or any subsidiary which is not discharged, annulled or stayed for a period of 30 days;

                         (vi) certain events of bankruptcy, insolvency and reorganization of the company or any of its subsidiaries, and

                         (vii) acceleration of the Senior Debt causing it to become due and payable for any reason.

                         If (i) an Event of Default described above in clause
                         (vi) or (vii) occurs, the principal amount of the debt, and any accrued but unp0aid interest, shall become due and payable immediately or (ii) any other Event of Default shall have occurred and be continuing, the holders of not less than 67% in aggregate principal of the Sub Debt then outstanding may, by notice to the Borrower, declare to be due and payable, immediately, the principal amount of the Sub Debt and any accrued and unpaid interest, and, if such Event of Default is not involuntary, plus a premium calculated n the manner provided under Optional Prepayments; provided, however, that if sufficient payment or deposits shall have been made to pay the principal of, premium, if any, and interest on the Sub Debt due otherwise than by such declaration plus certain expenses, and any and all defaults (other than the nonpayment of principal and interest on the Loan that shall have become due and by such declaration) shall have been remedied or waived, the holders of 67% in aggregate principal amount of Sub Debt then outstanding may waive all defaults and rescind and annul such declaration and consequences.

CONDITIONS
PRECEDENT:               Customary for subordinated debt of private leveraged
                         transactions and also including specific conditions precedent for this transaction which are appropriate, in the business judgment of KMC, including but not limited to:

                         1. Satisfaction with the terms and conditions of any existing indebtedness or other indebtedness to be incurred in connection with this transaction.

                         2. Satisfaction with documentation of Sub Debt and Warrant Agreements (including Shareholder Agreement and Registration Rights Agreements).

                         In determining either the appropriateness of any additional conditions or whether any condition has been satisfied, KMC shall observe reasonable commercial standards of fair dealing.

REPRESENTATIONS
AND WARRANTIES:          To include but not be limited to:

                         Information and materials presented to KMC by or on behalf of the Company or NCP is, taken as a whole, materially accurate in all aspects. No material adverse change since September 30, 1999.

COUNSEL: Counsel representing KMC will be selected at the sole discretion of KMC.

                          SARATOGA BEVERAGE GROUP, INC.

                                    WARRANTS

                          PROPOSED TERMS AND CONDITIONS

FORM OF WARRANTS:           The holders of the Sub Debt will receive detachable
                            equity Warrants representing a 0.5% economic interest on a fully diluted basis in Saratoga for each $1mm of sub Debt invested (i.e., for an $8mm investment, Warrants will total 4.0%). Holders of the Warrants will be entitled to two Board
                            Observation Rights. The Company shall have the right to approve any transferee of the Warrants so long as such approval is not unreasonably withheld or delayed.

PURCHASE PRICE:             Nil.

EXERCISE PERIOD:            The Warrants will be exercisable at any time prior
                            to the later of seven years from the Closing Date or payment in full of the Sub Debt.

EXERCISE PRICE:             $.01 per share.

ANTI-DILUTION PROVISIONS:   The number and price of securities issuable upon
                            exercise shall be subject to appropriate adjustment from time to time upon the occurrence of certain events as follows: dividends paid in stock or other securities; a reclassification, reorganization or merger; stock splits and reverse stock splits;
                            dissolution; and issuance or sale of common stock or securities convertible into common stock or options exercisable, all at less than the prevailing market price; or other diluting events. Employee stock options with an exercise price equal to the fair market value of the stock a the date of issuance will not be treated as diluting issuances.

REGISTRATION
RIGHTS:

REQUIRED REGISTRATION:      At anytime after the Company's common stock is
                            traded on a recognized exchange, holders of 50% or more of the aggregate shares of common stock which have been or could be issued upon exercise of the Warrants may request the Company to register under the Securities Act the common shares issued or issuable upon exercise of Warrants. The Company will use its best efforts to effect such registration, giving notice to all other holders of the Warrants (or common stock received upon the exercise of the Warrants), who may join in such registration. The Company shall not be required to file more than one registration statement at the request of the holders, provided, however, that in the event the holder or holders are unable to register 100% of the common shares issued or issuable upon the exercise of Warrants, the Company may be required to file one additional registration statement at the request of the holder or holders. This right of registration will be subject to the provision that the Company shall not be required to register its securities more than once in any six month period, and that the Company will have the right to postpone registration if it is involved in an extraordinary transaction (merger, takeover, etc.). The Required Registration rights shall expire three years after the occurrence of a Liquid Public Market for the Company's common stock.

INCIDENTAL
REGISTRATION:               If the Company proposes to register any of its
                            common stock under the Securities Act in connection with a public distribution, it will notify each holder of the Warrants issued in connection with the Senior Subordinated Debt (or common stock received upon the exercise of such Warrants), and if so, requested by such holders, will use its best efforts to register the common stock issued or issuable upon exercise of the Warrants under the Securities Act.
                            If, however, the number of shares to be so registered would, in the opinion of the managing underwriter for such distribution, have a detrimental effect upon the proposed public distribution, then (i) all shares sought to be sold by the Company shall be registered first before any of the shares of the Warrant holders shall be registered and (ii) all shares sought to be sold by the Warrant holders and the other shareholders shall be reduced on a pro rata basis. There shall be no limit to the number of "piggyback" registrations that the holders may request.

COVENANTS:                  Delivery to all Warrant holders of financial
                            information as requested pursuant to terms and conditions in connection with the Sub Debt.
                            Prohibition against changing line of business.
                            Warrant holders to be paid pro rata share of any dividends regardless of whether Warrants have been exercised. Transactions with Affiliates to be materially no less favorable than a similar Arm's
                            Length transaction.

EXPENSES:                   Registration under the "Required Registration" and
                            "Incidental Registration" provisions shall be at the expense of the Company, other than the underwriting discount. In the event of a registered underwritten public offering of common stock, the Company, the holders and the underwriters agree to indemnify each other against certain civil liabilities, including liabilities under applicable securities laws and regulations.

TAG ALONG RIGHTS:           The holders of Warrants or Warrant Shares shall have
                            the right to participate (without paying any portion of the transaction costs associated with the sale except for their own legal expenses and any pro-rata amount of underwriting fees or commissions) in any sale of common stock by NCP or any of its affiliates, or any other sale, in a single transaction or related series of transactions, of 10% or more or the Company's common equity, to any unaffiliated third party, such participation to be pro-rata with the common stockholders participating in such sale.

DRAG ALONG
OBLIGATIONS:                The Holders of the Warrants or Warrant Shares shall
                            be obligated to sell all of their Warrants or Warrant Shares in the event of a sale of all of the common, or a controlling interest in, the common stock of the Company to a third party, and consent to and support the sale of the Company (whether by sale of assets, merger or otherwise) to a third party in accordance with the Company's Stockholder's
                            Agreement.